ROUGE RESOURCES LTD.

203 - 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 831-2739 Fax: (604) 831-2735

December 24, 2008

OTC BB: ROUGF

PRIVATE PLACEMENT CLOSES

Rouge Resources Ltd. (the "Company") is pleased to announce that, further to its news release of October 22, 2008, it has closed the private placement of its securities with respect to 10,000,000 units at $0.05 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until April 17, 2009.

ROUGE RESOURCES LTD.

per: *[signature]*
DARCY KRELL, CFO